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FOR IMMEDIATE RELEASE
Contact:  James Watts (619) 686-2025



                        PALM INVESTORS, LLC TERMINATES OFFER
                            TO PURCHASE UNITS OF LIMITED
                              PARTNERSHIP INTERESTS OF
                     COURTYARD BY MARRIOTT II LIMITED PARTNERSHIP


      San Diego, California (May 6, 1999). Palm Investors, LLC ("Purchaser") has announced that its April 13, 1999 Offer to Purchase for cash of up to 25 Units of Limited Partnership Interests ("Units") of Courtyard By Marriott II Limited Partnership (the "Partnership") at $75,000 per Unit has been terminated.

      Purchaser, as a party to the lawsuits against the Partnership as disclosed in the Offer to Purchase, will participate in mediation hearings regarding the lawsuits during which confidential information regarding the Partnership will be discussed. The Court has issued a Protective Order prohibiting disclosure of the confidential information. Under the rules which govern tender offers, all material information must be disclosed. Purchaser would violate the Protective Order if it learns of material information and discloses such information. Purchaser would violate the tender offer rules if it did not disclose such information. Accordingly, Purchaser exercised its right contained in the conditions to the Offer to Purchase to terminate the offer.